Exhibit 12.1

Pioneer Energy Services Corp.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) before income taxes	$(79,321)	$(139,123)	$(192,719)	$(49,322)	$(55,778)
Plus: Fixed charges	30,414	27,993	28,324	72,524	51,118
Less: Capitalized interest	(392)	(241)	(3,016)	(705)	(943)
Total	$(49,299)	$(111,371)	$(167,411)	$22,497	$(5,603)

Fixed Charges:
Interest expense	$25,558	$24,177	$19,571	$36,730	$46,239
Loss on extinguishment of debt	1,476	299	2,186	31,221	—
Capitalized interest	392	241	3,016	705	943
Amortization of debt financing costs	1,548	1,776	1,691	2,098	2,126
Estimate of interest component of rental expense	1,440	1,500	1,860	1,770	1,810
Total	$30,414	$27,993	$28,324	$72,524	$51,118

Ratio of Earnings to Fixed Charges	NA (1)	NA (1)	NA (1)	NA (1)	NA (1)

(1) Insufficient income to cover fixed charges	$(79,713)	$(139,364)	$(195,735)	$(50,027)	$(56,721)